Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Coherix, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10918

Delaware	38-3693744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr. Ann Arbor, Michigan (Address of principal executive offices)	48108 (Zip Code)

(734) 922-4073
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

COHERIX, INC.

ANNUAL REPORT ON FORM 1-K

i

Item 1. Business

Unless the context indicates otherwise, as used in this report, the terms “Coherix,” “we,” “us,” “our,” or “the company” refer to Coherix, Inc. and its subsidiaries taken as a whole, unless otherwise noted.

General

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly-owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly-owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly-owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by start-ups in their early stages of operations. We expect to incur additional net expenses over the next few years as we continue to accelerate our revenue growth.

Market Overview

Eyes of Automation

Verification of high value assemblies is generally accomplished by human inspection, use of touch probes, 2D machine vision, and 3D machine vision. Machine vision, generally, is the technology and methods used to provide imaging-based automatic inspection and analysis, for process control, and robot guidance.

There are two general components to 3D machine vision—hardware and software. The application of machine vision is generally meant to accomplish:

•	Quality assurance
•	Positioning and guidance
•	Measurement

Coherix's products act as the “Eyes of Automation” and today are primarily focused on automotive, electronics, and general manufacturing, in which we are an important component of error-proofing automation systems. Coherix sells its products either directly to large end-users or through a number of channel partners. For example, large end users, such as global automotive OEMs, purchase factory automation systems from a variety of large global system integrators. In turn, these system integrators purchase Coherix solutions and incorporate them into their automation systems. Coherix also has significant relationships with smaller regional system integrators.

The company has other channel partners, including large global adhesive and sealant dispensing equipment companies such as Nordson, Durr, Graco, and Intec, among other smaller and more regional dispensing equipment companies.

Coherix's products help manufacturers who produce high volume assemblies achieve better quality and manufacturing efficiencies by using Coherix 3D error-proofing solutions. To date, Coherix has focused on serving end markets in which Coherix products are mission critical due to customer quality standards, industry standards, and government safety standards.

2

Principal Product/Services

Technology

Shortly after its inception in 2003, the company acquired a distinct software platform which would become the basis for the company’s 3D machine vision technology: i-Cite™ 3D. Coherix purchased the company, Machine Vision Products Inc. to obtain the i-Cite™ Machine Vision software platform in 2004. The i-Cite™ 3D software platform development began in 1995 and currently contains over 200 proprietary, highly optimized, field-tested vision modules performing various types of inspection. i-Cite™ enables rapid creation of new applications and facilitates rapid prototyping. This intuitive and easy-to-use software platform supports all of the company’s product lines: Predator 3D™ Saber 3D™, and Robust 3D®.

Our In-Line Inspection / Error-Proofing Solutions

Error-proofing inspection is aimed at assuring that there are zero defects in complex assemblies. Error-proofing is increasingly critical as manufacturers need to meet ever increasing customer demands. The company’s products respond to the market demand for shorter time to market, safety requirements and more stringent government regulations.

Currently our three main product lines providing error-proofing solutions are the Predator3D, the Robust3D and the Saber3D.

Predator3D

Predator3D provides a robust 3D solution used to inspect and control the process of dispensing adhesives and sealants. Four 3D sensors in a compact disc shaped module are installed around the dispensing nozzle allowing for in-line and precise bead verification.

Selected Features:

•	Four 3D laser sensors accurately inspect the dispensed adhesive bead to 0.1 mm accuracy.
•	High speed integrated image processing and data transmission capabilities enable high speed 3D bead inspection to be performed at speeds up to 1,000 mm per second.
•	Predator3D fits seamlessly around the dispensing nozzle providing 360-degree bead inspection with no need for additional floor space or lighting stations.

Differentiating Factors:

•	Proven and Reliable: 3D solution providing in-line feedback on bead volume, width, height, and location.
•	Once and Done: Four high speed 3D lasers sensors inspect the adhesive bead as it is being dispensed eliminating unscheduled downtime, which increases the throughput of the manufacturing process while significantly improving quality.
•	Easy to Integrate: Compact including sensors and processor and is installed directly on robot and surrounds dispensing nozzle.
•	Rugged: IP67 crash resistant machined aluminum ensures durability in rough manufacturing environments.
•	Not impacted by changes in ambient light or part color, typically a serious problem for 2D vision systems in manufacturing environments

Applications:

•	Battery cover sealing for EVs
•	Structural adhesive for Body-in-White
•	Glass assemblies for Final Assembly
•	Primer application for Glass
•	RTV for Powertrain
•	Hemming for Closure Panels

3

Indicative Manufacturer’s Problem:

A Tier 1 automotive supplier required a robust 3D solution to replace a dysfunctional 2D bead inspection system. The incumbent technology missed detecting gaps in sealing beads, which caused line stoppage and costly re-work (labor). Also, if not discovered the customer risked a defective vehicle going to its end customer and possible warranty issues.

Coherix’s Solution to the Manufacturer’s Problem:

Coherix demonstrated its 3D capabilities to the original equipment manufacturer, or “OEM”, proving Predator3D provides the required accuracy, critical process information and delivers the required near 100% reliability.

Result of Coherix’s Solution of Utilizing the Predator3D:

Predator3D’s performance resulted in dollar savings and, most importantly ensured that the federal safety requirements were met. Coherix, by virtue of these results, was able to demonstrate this capability to the OEM’s Supplier Quality Management and secured additional business with other Tier 1 suppliers to this OEM.

 A partial list of our Predator3D customers includes:

•	Fiat Chrysler Automobiles
•	Ford
•	Gestamp
•	Toyota
•	Nordson
•	Atlas Copco
•	Continental Structural

Robust3D

Robust3D high speed in-line error-proofing solutions are flexible and self-contained 3D vision systems meeting stringent inspection and error-proofing requirements. These products eliminate the problems with 2D vision solutions which have attempted to deliver this capability but failed do to so due to unpredictable exposure to noise, changes in ambient light and part color which causes contrast challenges.

Differentiating Factors:

•	Robust3D solutions: Deliver real time 3D manufacturing process performance information to eliminate defects.
•	Robust3D architecture: Generates 3D models from a single sensor, providing ultimate flexibility.
•	Self-contained: Lighting, optics and processing all contained onboard a durable factory hardened product.
•	Easy to use: One second acquisition time simplify setup and eliminates frequent adjustments typically required with 2D vision systems.
•	Versatile: Can be configured for a variety of error-proofing needs with software supporting measurements and positioning.

4

Applications:

Indicative Manufacturer’s Problem:

A global automotive company was using unreliable 2D vision cameras to inspect their engine piston assemblies, which failed when changes in ambient lighting or part color changes occurred. The incumbent 2D vision cameras were continuously delivering nuisance false failures, unnecessarily stopping the line and reducing manufacturing throughput (volume).

Coherix’s Solution to the Manufacturer’s Problem:

The Coherix Robust3D solution delivered near 100% reliable verification of the piston assembly eliminating nuisance failures.

Result of using the Coherix Robust3D Solution:

After solving the problem, the customer is implementing Coherix Robust3D piston assembly verification systems in their manufacturer’s bill of process, resulting in installations being made in their engine manufacturing lines around the world.

Our Robust3D customers include:

•	Cummins
•	Fiat Chrysler Automotive
•	Ford Motor Company
•	SAIC-GM-Wuling Automobile
•	Federal Mogul

Saber3D

The Saber3D high-speed, in-line inspection product line eliminates the need for production machines to stop the assembly to perform inspection. Saber3D is the second generation of the 3DX product line, now featuring enhanced “Field of View” resolution and speed characteristics. Reducing defects increases manufacturing throughput, resulting in improved customer profits.

Selected Features:

•	3D high-definition, high speed inspection capability
•	Point and shoot capability needing no lasers, or line scanning
•	High speed freeze frame data acquisition

Differentiating Factors:

•	High-Definition 3D: multi-stereo technology increases the fidelity of information
•	Snapshot measurements: used for high-speed applications such as semiconductors
•	Built-in Lighting: multi-spectral LED lighting provides increased accuracy of measurements
•	Self-contained: no external computing or hardware changes required for use

5

Applications:

Indicative Manufacturer’s Problem:

An electronics manufacturer’s assembly division required a 3D vision system to provide accurate 3D error-proofing within its manufacturing system. In addition to accuracy, the new vision system needed to be ultra-high speed to keep up with demands of the electronics industry.

Coherix’s Solution to the Manufacturer’s Problem:

Leveraging its core software and hardware platforms, Coherix developed a self-contained, high-definition 3D vision system. Multiple stereo sensors and a state-of-the-art lighting system allowed Coherix to meet the precision and definition needs of the manufacturer and its end users.

Result of Coherix’s Solution of Utilizing the Saber3D:

The high-speed Saber3D system was designed in conjunction with the manufacturer and tailored to meet precision production needs. Notably, the speed and reliability of Coherix’s Saber3D technology enabled the customer to strengthen its position as the market-leading electronic assembly machines manufacturer.

A partial list of our customers includes:

•	UST Technology Pte. Ltd.
•	Epson
•	Panasonic
•	Exatron
•	Pentamaster
•	MCT Worldwide LLC
•	System General
•	HTC
•	Tek Inc.

Legacy Products

A portion of Coherix’s revenue comes from legacy products. The company has an agreement with Diamond International to supply previously developed software for their egg sorting machines. The software has been stable for several years requiring little support.

Another legacy product is ShaPix®. This holographic based product is a metrology product. It is highly specialized and addresses a small market segment. Today, the annual revenue is less than $100 thousand. The company will continue to support ShaPix products; however, the company does not intend to focus sales efforts to promote ShaPix products. The company is looking for a metrology equipment company to partner with to leverage its ShaPix technology.

University of Michigan

Over the past two decades, members of Coherix’s management have developed a close relationship with the University of Michigan (the “University”). Members of Coherix’s management and Board of Directors currently serve on the University’s advisory boards, teach, or have studied there. Coherix also employs interns upon graduation.

6

Professor Jun Ni

Professor Jun Ni is a Coherix Board member and is the Director of the University of Michigan Manufacturing Research Center. He also serves as Dean of the Multi-Campus National Science Foundation Center for Intelligent Maintenance Systems. For nine years Professor Ni served as Dean of the University of Michigan/Shanghai Jiao Tong University Joint Institute. This relationship supports both Coherix and Coherix China.

In addition, the company has strategic relationships with large global dispensing companies who have fully integrated Coherix products in their dispensing systems.

Competition

The machine vision market is fragmented, and our competitors are typically other vendors of machine vision systems. General purpose machine vision competitors with global presence are primarily 2D vision companies including Cognex, Keyence, and Omron. European competitors such as ISRA, Quiss and VMT have been in existence longer than Coherix, therefore, they have higher customer visibility.

Coherix’s ability to compete depends upon our ability to identify specific market niches where 3D vision technology can solve a very difficult industry need and the resulting solutions sell in high volume. The company’s competitive advantage is its experience to create, innovate, design, manufacture, and sell high-quality 3D vision products globally, as well as our ability to develop new products and functionality that meet evolving customer requirements. The primary competitive factors affecting the choice of a 3D machine vision solution include vendor reputation, product functionality and performance, ease of use, price, and post-sales support. The importance of each of these factors varies depending upon the specific customer.

Customers

OEMs and Tier 1 Suppliers (End Users)

OEMs are manufacturing companies making products like cars. The Tier 1 companies supply completed sub-assemblies to the OEMs. Our products heavily influence the use of new technologies, and help OEMs set manufacturing standards – known as the global “bill of process.” Each OEM treats procurement differently, for example, some automobile OEMs tend to do most assembling in-house and others will outsource some of this work, leading to additional opportunities for Coherix through Tier 1 suppliers. We anticipate our company’s largest opportunities are with OEMs, and Tier 1 suppliers, given our ability to support them across their global footprint.

Systems Integrators/Equipment OEMs

Systems integrators are hired by OEMs and Tier 1 suppliers to create entire manufacturing lines. Typically, important products included in these manufacturing lines are specified by OEMs in their “bill of process;” however, in some cases the System Integrators will propose proven solutions. System Integrators and equipment makers have a vested interest in having reliable technology providers like Coherix, because they typically receive the first call if an issue arises at the end user.

Tier 1 Suppliers

Tier 1 suppliers are influenced by OEMs and systems integrators. Tier 1 suppliers of automotive sub-assemblies purchase Coherix products to enhance their manufacturing processes. Tier 1 sub-assemblies suppliers share the same needs for precision manufacturing systems as their OEM customers.

7

Customer Base

Our customer base consists of the world’s largest OEMs, system integrators, dispensing companies, and Tier 1 automotive manufacturers. Our global customer base spans across the world and includes companies located in Taiwan, China, Singapore, Malaysia, Europe (including Germany, Italy, United Kingdom and Sweden), Canada, Mexico and the United States. Customers acknowledge the high cost of failure associated with manufacturing and heavily rely on Coherix technology throughout the manufacturing process. Current partnerships are created through product-related success. Coherix has already entrenched itself in the day-to-day operations of our customers.

Go-To Market Strategy

Coherix capitalizes on multiple touch points within the value chain, thus, increasing our sales opportunities. We have various touch points within organizations, from plant level to mid-level executives, enabling us to build a broad relationship footprint. We market and sell our products through distribution channels (system integrators, equipment makers and dispensing companies) and direct (Tier 1 and OEMs) enabling us to add value at different points in the process. Our distribution channels enable our 3D vision products to be spread throughout their customer’s broad geographic footprint.

Dependence On One or a Few Major Customers

Coherix has one large customer, Panasonic, which is in a ten-year technical collaboration and license agreement (the “License Agreement”) that is effective until March 2022. The License Agreement is the result of the successful completion of a $5.3 million four-year joint development project completed in June 2013 to develop 2D, 3D and 3DL vision cameras for use on an exclusive and non-transferable, worldwide basis in Panasonic’s electronic assembly machine products. The term “3DL” refers to a set of libraries and image transfer code that support 3D processing on the Panasonic CPU, instead of on the Coherix CPU, thereby saving the cost of Panasonic using the Coherix CPU, but at a lower 3D performance.

We have licensed to Panasonic computer object and source code, together with the intellectual property and certain documentation associated with that code, that it may use in its electronic assembly machine products. Panasonic is obligated to pay licensing fees to Coherix for each 2D, 3D and 3DL vision cameras manufactured by Panasonic as follows:

•	$800 per 3D vision camera for the first 5,000 units sold, which fee decreases by $50 for every 5,000 units sold until the fee reaches zero;
•	$600 per 3DL vision camera for the first 5,000 units sold, which fee decreases by $20 for every 5,000 units sold until the fee reaches zero;
•	$200 per 2D vision camera for the first 5,000 units sold, which fee decreases by $10 for every 5,000 units sold until the fee reaches zero;
•	$200 per upgrade kit that enables Panasonic to upgrade a 3DL vison camera to a 3D vision camera; and
•	$400 per upgrade kit that enables Panasonic to upgrade a 2D vison camera to a 3DL vision camera.

Under the License Agreement, the company also granted to Panasonic a non-exclusive, non-transferable and royalty-free license to use certain of the company's trademarks, including, among others, Coherix®, i-Cite™, ShaPix® andTru3D™, in connection with the sale and promotion of its products.

Very little follow-on support has been needed. Any additional support provided to Panasonic is separately invoiced.

Distribution Methods of Products and Services

Coherix engages with distributors to provide the distribution of its products and services. Coherix engages with:

•	MSI Viking, a supplier of manufacturing measurement systems in the automotive and manufacturing engineering market to distribute Coherix products in the following states in the United States: Virginia, North Carolina, South Carolina, Georgia, Alabama, Tennessee, and Mississippi.
•	Marubeni Information Systems Co., Ltd, Coherix’s exclusive distributor in Japan.
•	Integro Technologies, VRSI, Vantage, JR Automation, are a partial list of companies that sell, and support Coherix products as part of their systems sold and marketed in the United States, Canada, and Mexico.
•	Visionetx, sales distributor in the United States and Europe for semiconductor sales.

8

Suppliers

The company deals with a number of different suppliers:

•	Odyssey Electronics – Provides contract manufacturing, printed circuit boards and Predator3D sub-assembly.
•	Y-Squared – Provides contract manufacturing of cables.

The following suppliers are currently the sole source for their products:

•	Congatec – Provides custom, single board computer. Adding another supplier would require redesign of hardware and software.
•	Keynote Photonics – Custom manufacturer of digital light projector. Adding another supplier would require redesign of hardware and software.
•	Osela – Custom manufacturer of lasers for Predator3D product line.
•	CMOSIS – Single source supplier of optical imagers. (Arrow Electronics is a distributor for CMOSIS imagers).

The following are providers of raw materials:

•	Zero Hour Parts – Provides machined components for all product lines
•	RTD Manufacturing – Provides machined components for all product lines
•	Stratasys Manufacturing – Provides supply plastic parts for the 3DX semiconductor product lines
•	Oz Optics – Supplies fiber optic cables for ShaPix product lines
•	Dell – Leases computers for Coherix, Inc. purposes and purchases for customer requirements.
•	Universal Kogaku – Supplies lenses for all product lines
•	Precise Metal – Supplies sheet metal components for all product lines
•	Inradoptics – Manufactures custom parabolic mirrors used in ShaPix product line

Research and Development

In 2018 and 2019, we incurred expenses of approximately $1,391,000 and $1,386,000, respectively, for our development efforts. We expect to continue to incur significant expenditures on development. Our development efforts will focus primarily on additional enhancements to Predator3D that will enable our customers to lower costs and improve performance in the adhesive and sealant dispensing process. Another area of focus will be to further develop Predator3D for use in the electronics industry where there are higher speed, more compact and higher resolution requirements. The third development focus is to expand the number of Robust3D error-proofing applications in the automotive and electronics industries.

Intellectual Property

We need our trademark, domain names, and proprietary technology to remain competitive and we rely on trademark, copyright, patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. The company holds twelve registered patents in the United States, two registered in China; one registered in Europe and one registered in Japan. The Predator3D™, Tru3D™ and Saber3D™ sensor products use the i-Cite3D software platform and are covered by one pattern recognition patent registered in both the United States and China. The Saber3D hardware is covered by one patent registered in both the United States and China. The remaining patents are associated with the legacy ShaPix3D hardware and software. Hardware associated with the Predator3D, Tru3D and SHARK sensor products are not covered under any existing patent. All aspects of the company’s software and hardware are covered under trade secret protection. The company also has 3 registered trademarks Coherix®, ShaPix®, and Robust3D® with trademark registration in the United States, Europe, China, and Japan.

9

Legal Matters

From time to time, the company could be involved in various litigation matters arising in the normal course of business. As of the date of the audit report, there are no matters currently pending or threatened relating to its intellectual property, conduct of its business activities, or otherwise.

Employees

Coherix has 52 full-time employees and 12 independent contractors as of December 31, 2019. Thirty-two full time employees and nine independent contractors are based in Ann Arbor, Michigan at the company’s headquarters. All others are performing sales, marketing and application engineering functions in our wholly-owned subsidiaries in Singapore, China and Europe.

Company’s Property

Coherix is a “capital light” company requiring very little capital equipment. We lease our headquarters space at 3980 Ranchero Drive, Ann Arbor, Michigan 48108 from Bluebird Ann Arbor LLC, 210 S. Fifth Avenue, Ann Arbor Michigan 48107. We also lease office space for our Coherix Asia, Coherix Europe and Coherix China subsidiaries.

We lease approximately 2,667 square feet of warehouse/and/or office and/or light industrial facilities designated as Suite 1B at 739 Airport Boulevard, Ann Arbor, Michigan, 48108, beginning December 4, 2015, and continues on a month-by-month lease. Airport Boulevard Associates, LLC is the landlord.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2019 appearing elsewhere in this report.

This report may contain forward looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Overview

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly-owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly-owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly-owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to accelerate our revenue growth.

10

The company has incurred historical losses, and current liabilities exceed current assets at December 31, 2021, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. While the company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. The combination of these uncertainties casts substantial doubt upon the company’s ability to continue as a going concern. As a result, the company uses the going concern basis in preparing the consolidated financial statements.

Results of Operations

The company’s operations include Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and, since March 2018, Coherix China Inc., located in Shanghai, China.

We derive revenues primarily from the sales of our products and software to be used in manufacturing plants. The company also has a revenue licensing agreement for usage of certain intellectual property.

The company recognizes product revenue in the amount in which the company expects to be entitled when control of the goods is transferred to the customer. Control is generally transferred when the company has a present right to payment, and title and the significant risks and rewards of ownership of the goods are transferred to its customers. The company’s product revenues are recognized at the point in time when control transfers to the customer, which is upon shipment of goods. The company also has licensing revenue which is recognized in the amount in which the company expects to be entitled when customer usage of the company’s certain intellectual property has occurred. The company’s licensing revenues are recognized at the point in time when the company’s intellectual property is used by a customer and is based on a per unit sold basis.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 outbreak as a pandemic, which continues to spread throughout the United States. While disruption is currently expected to be temporary, there is uncertainty around the duration. COVID-19 has been a highly disruptive economic and societal event that has affected our business and has a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, the company continued to run our manufacturing operations with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our other locations which include enhanced daily cleaning and disinfection policies, implementing social distancing efforts and awareness throughout all locations. As of the date of the audit report, we have not experienced any significant disruptions in our operations, supply chain or any delivery interruptions or delays.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However as of the date of the audit report, the company has experienced increased demand for its products, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Results of Operations for the Year Ended December 31, 2019 and 2018

Net Revenue

Due to timing delays related to the slowing of the global economy, net revenues were $11,213,300 for the year ended December 31, 2019; a decrease of 3.6% as compared with $11,630,400 during the same period of 2018. Predator3D sensor revenues were $7,350,100 during the year ended December 31, 2019, an increase of 22% compared with $6,020,200 for the same 2018 period. Robust3D revenues were $26,900 for the year ended December 31, 2019, a decrease of 90% compared with $274,800 for the same 2018 period. Although the primary focus of the company is selling Predator 3D solutions, there was revenue generated for Robust3D during 2019. The company’s product development efforts are concentrated on Predator3D enhancements and the next generation of Robust3D product offerings, including entry into automotive electronics with Predator3D. Other product revenue was $585,200 for the year ended December 31, 2019, a decrease of 34% compared with $890,600 for the same period in 2018, resulting from lower volumes in the semiconductor error-proofing applications.

11

License fee revenue was $2,821,900 during the year ended December 31, 2019, a decrease of 32% compared with $4,178,600 during the same 2018 period. This decrease in license fee revenue was due primarily to softness in the electronics industry, thereby resulting in lower-than-expected sales of the customer’s electronic assembly machines. Offsetting these decreases, other revenue amounted to $429,500 during the year ended December 31, 2019, an increase of 61% compared with $266,300 for the same 2018 period due to service revenue generated in the non-US locations.

Cost of Revenue

Cost of revenue consists of material, labor and overhead related to our product revenue and decreased from $2,808,200 for the year ended December 31, 2018 to $2,514,100 for the same period of 2019. This decrease is primarily due to the volume reductions in all of the product revenue applications over the prior period. The company’s gross profit percentage based upon net revenue increased from 76% for the year ended December 31, 2018, to 78% for the same period in 2019. The company’s gross profit percentage based upon product revenue, which excludes licensing revenue, improved to 68% for the year ended December 31, 2019 from 62% for the same period in 2018.

Operating Expenses

Operating expenses grew by approximately $1,586,900 to $9,110,000 for the year ended December 31, 2019 compared to $7,523,100 during the same period of 2018. Current year expense includes an increase in wages, commissions and share-based compensation, additional headcount in the U.S. to support the future projected product growth of the company, twelve months of operating expenses in 2019 for the China-based WFOE versus approximately nine months of costs in the 2018 period from the inception of the WFOE on March 20, 2018 through December 31, 2018 and the write-off of the deferred offering costs. In 2018 the company incurred costs associated with the Regulation A offering (the “Offering”) which were capitalized at December 31, 2018. These costs were to be recorded as a reduction of the offering proceeds reducing additional paid in capital. The company chose not to extend the Offering after its termination date on February 11, 2020. As a result, these deferred costs were charged to income in 2019.

Operating Income (Loss)

The company incurred an operating loss of ($410,800) for the year ended December 31, 2019 as compared to operating income of $1,299,000 for the same period of 2018.

Interest Expense

Interest expense increased to $2,420,800 for the year ended December 31, 2019 as compared to $2,163,600 for the same period of 2018 due to higher line of credit interest costs, as the company increased its borrowings under the line of credit, and the amortization of debt issuance costs incurred in late 2018. See “—Liquidity and Capital Resources – Line of Credit.”

Net Loss

The company incurred a net loss of ($2,188,300) during the year ended December 31, 2019, compared to net loss of ($813,900) the same period of 2018.

Cash Flows for the Year Ended December 31, 2019 and 2018

Net Cash Provided By (Used In) Operating Activities

For the year ended December 31, 2019, net cash provided by operating activities was $294,900, an increase over the net cash used in operating activities of ($543,600) in the same period of 2018. Operating cash generation resulted from a net loss of ($2,188,300) adjusted for non-cash items of $1,987,200, primarily consisting of depreciation, share-based compensation, amortization of debt issuance costs, write-off of deferred offering costs, paid-in-kind interest, and change in estimate for contingent payment obligation coupled with net working capital changes of $496,000 generated primarily, partially through a focused decrease in inventory levels at the company’s non-US locations, an increase in current liabilities offset by an increase in accounts receivable activity.

12

Net Cash Provided By (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was ($38,700) representing the purchase of property and equipment, a decrease over the net cash provided by investing activities of $326,100 for the same period of 2018. In March 2018, the $505,300 advance made to establish a Chinese subsidiary in 2017 was transferred to a WFOE and was reflected in the consolidated company cash as a result of the purchase of the WFOE. Partially offsetting this cash item was the purchase of property and equipment.

Net Cash Provided By (Used In) Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $130,500 as compared with cash used in financing activities of ($442,800) in the same period of 2018. The issuance of long-term debt of $1,922,500, the issuance of common stock of $17,400 and the exercise of stock options of $9,000 favorably impacted net cash flows from financing activities and were partially offset by net payments under the line of credit of $537,500, payments on long-term debt of $992,100, capital lease obligations of $254,900 and payments of preferred dividends of $34,000.

Liquidity and Capital Resources

As of December 31, 2019, the company had cash on hand of $620,620. Funding for the company has come primarily from debt.

Line of Credit

As of December 31, 2019, the company had drawn down $1,997,390 under a revolving line of credit with Crestmark Bank. As of December 31, 2019, this line of credit is personally guaranteed by the company’s CEO. See Note 7 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

On September 24, 2019, the company entered into Amendment No. 8 to the Loan and Security Agreement with Crestmark Bank. The amendment reduced the line of credit from $5 million to $4 million. The amendment was filed as Exhibit 6.4 to Form 1-SA filed in September 2019.

On November 7, 2019, the company entered into Amendment No. 9 to the Loan and Security Agreement with Crestmark Bank. The amendment changed the minimum loan balance to $1 million and limited the declaration and payment of dividends up to $35,000 annually. The amendment is filed as Exhibit 6.5 to this report on Form 1-K.

 Long-Term Debt Instruments

Since inception, the company has also funded its operations through the issuance of long-term debt instruments. At December 31, 2019, long-term debt amounted to $12,070,800 (net of unamortized debt issuance costs of $468,300), of which the current portion was $5,999,800. Convertible notes in the amount of $1,497,100 are past due. A promissory note with Volvo Group Venture Capital AB in the principal amount of $1,973,600 is past due and in default. See Note 8 to the company’s audited consolidated financial statements in the accompanying financial statements for further information. The company also has long-term debt in the form of a contingent payment obligation which represents amounts payable for future royalty proceeds under the Predator Royalty Opportunity Pools (the “Opportunity Pool”). See Note 9 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

Sale Leaseback Arrangement

The company has a sale leaseback arrangement with North Coast Capital Corporation to fund demonstration equipment used to promote the company’s products. The company has three leases active with North Coast Capital Corporation with total balances due of $472,500 as of December 31, 2019.

Other Debt

As of December 31, 2019, the company has five (5) EB-5 investments with Green Detroit Regional Center (“GDRC”). Under this program, the company has notes payable to GDRC totaling $2,500,000, representing five (5) EB-5 investors. The company pays GDRC 4% interest per annum, which is paid quarterly. The company will not commence principal payments under each note until each respective EB-5 investor has satisfied all conditions to receive a permanent green card. See Note 8 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

13

The company also holds past due amounts related to accrued interest, deferred compensation arrangements and preferred dividends. During the year ended December 31, 2019, the company was successful in extending the maturity date for certain holders of accrued interest, deferred compensation arrangements and preferred dividends. See Notes 10, 11, and 16 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

In April 2020, the company applied for relief through the Paycheck Protection Program (“PPP”) being administered under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) by the Small Business Administration in response to the COVID-19 pandemic.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  Our significant accounting policies are discussed in Note 3, of the Notes to Consolidated Financial Statements, “Summary of Significant Accounting Policies”, contained in Item 7 of this report.  Our significant accounting policies are subject to judgments and uncertainties, which affect the application of these policies and require us to make estimates based on assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate these estimates and underlying assumptions.  In the event any estimate or underlying assumption proves to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 3 to the company’s audited consolidated financial statements in the accompanying financial statements.

Item 3. Directors and Officers

As of December 31, 2019, the company’s directors and officers are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Directors:
Dwight D. Carlson	Chairman	75	2003 - present	Full time
Jun Ni	Director	58	2012 - present	Part-time, Quarterly Board Meetings
Philip Rice II	Director	65	2017 - present	Part-time, Quarterly Board Meeting; Annual Compensation Committee Meeting
Robert A. Smith	Director	78	2006 - present	Part-time, Quarterly Board Meetings; Annual Compensation Committee
Jinyang Wen	Investor Director	23	2018 - present	Part-time, Quarterly Board Meetings
James K. West	Director	67	2019 - present	Part-time, Quarterly Board Meetings
Executive Officers:
Dwight D. Carlson	Chief Executive Officer (Founder)	75	2003 - present	Full-time
Doug Davidson	Chief Technical Officer (Founder)	60	2003 - present	Full-time
Michael Schneider	Principal Accountant, Controller	57	2014 - present	Full-time

14

Dwight Carlson, CEO, Chairman and Director

Dwight Carlson has been Chairman and CEO, Founder and Director from October 30, 2003 to present. Prior to Coherix, Inc., Mr. Carlson was Founder, CEO and Director of Perceptron, Inc., taking the company public in 1992, and Founder and CEO of XYCOM, an industrial microcomputer company.

Professor Jun Ni, Director

Professor Jun Ni Jun has been a Director from 2012 to present. He serves as an Associate Editor of the Journal of Manufacturing Systems and a Professor at the University of Michigan. He serves as the Dean of the Joint Institute between Michigan and Jiao Tong University. He has been an Independent Non-Executive Director of Eco-tek Holdings Ltd., since February 2003. He serves as Deputy Director of NSF-Engineering Research Center for Reconfigurable Manufacturing Systems. He serves as a Director in various non-profit research centers such as the S.M. Wu Manufacturing Research Centre and the Multi-Campus National Science Foundation Centre for Intelligent Maintenance Systems of the University of Michigan. His research interests include: manufacturing process modeling, analysis and prediction; precision engineering and metrology; cutting tool development, quality control methods, intelligent maintenance systems, monitoring and fault diagnosis. He obtained his Ph.D. in 1987 from the University of Wisconsin-Madison. Professor Ni graduated from Shanghai Jiaotong University with a BS Mechanical and Production Engineering in 1982 and graduated from the University of Wisconsin-Madison with an M.S. in Mechanical Engineering in 1984.

Mr. Philip M Rice II, Director

Mr. Philip M Rice II has been a Director since July 20, 2017. He also serves on the Compensation Committee of the Board. Mr. Rice is the Chairman and Chief Financial Officer of Zivo Bioscience, Inc. (“Zivo”). Mr. Rice was appointed Chief Financial Officer of Zivo in November 2011. In January 2012, Mr. Rice was appointed to the Board of Directors. Zivo's Board currently consists of five Directors. The Board has determined that Mr. Rice qualifies as an "Audit Committee Financial Expert" as the term is defined in rules promulgated by the SEC. In 2001, Mr. Rice founded Legacy Results, LLC (now Legacy Results, Inc.) a management consulting firm providing a wide range of consulting services, including strategic planning, business plan development, turnaround management, financial management and mergers and acquisitions, and has served as its Managing Partner since that date. From December 2007 through March 2008, Mr. Rice served as chairman of the board of IMX Solutions, Inc. a technology company providing secure internet transactions including private data transactions. Mr. Rice practiced as a CPA and worked for Deloitte & Touche LLP for thirteen years before founding Legacy Results.

Mr. Robert A. Smith, Director

Mr. Robert A. Smith has been a Director since 2006 and is a member of the Compensation Committee of the Board. He served as Senior Vice President at Owens-Illinois Inc. since 2003 and as General Manager, Domestic Glass Container since 2002. Mr. Smith served as Vice President of Owens-Illinois, Inc. from 1993 to 2003. Mr. Smith served as Vice President and Technical Director of Owens-Illinois, Inc. from 1998 to 2002, as Vice President, International Operations from 1997 to 1998 and as Vice President, Glass Container Manufacturing from 1993 to 1997.

Jinyang Wen, Investor Director

At the October 19, 2018 Board Meeting, Ms. Jinyang Wen was elected to the Coherix, Inc. Board of Directors as Investor Director representing Xintai US Investments LLC (”Xintai”), pursuant to the company’s investors’ rights agreement with Xintai (See “Description of Capital Stock – Amended and Restated Investors’ Rights Agreement”). She will also be added to the slate of directors for election at the November 3, 2018 Annual Stockholder Meeting. She studied in the Beijing Xindongfang English School and is attending the University of Washington from 2015 to present. Her major is in Communications. Some of her social and volunteer work includes China Giant Panda Protection and Research Center, the University of Washington Orc Outdoor Organization and employment at the University of Washington Library. She speaks fluent Chinese and English.

15

James K. West, Director

Mr. James K. West rejoined the Coherix Board as a Director in October 2019. Mr. West is a Principal at Technology Consulting Network, LLC. Mr. West served as Vice President Product Development & Engineering at Perceptron from 2016 to 2019. Mr. West served as Vice President of Operations & Product Engineering for Automated Precision Inc from 2012 to 2013, Senior Vice President & Chief Technical Officer at Faro Technologies from 2002 to 2009, Vice President of Engineering at SpatialMetriX from 1997 to 2002. Mr. West served as Vice President of Engineering for Key Technologies, Inc from 1992 to 1995 and General Manager at Robot Aided Manufacturing Center from 1989 to 1990. Mr. West co-founded Perceptron and served as Vice President of Engineering from 1981 to 1988.

Douglas Davidson, Chief Technical Officer (“CTO”)

Douglas Davidson is a co-founder, and since October 30, 2003, has been CTO and Chief Architect of the Coherix software suites. He previously served as Director of Software Engineering at Machine Vision Products, Inc. and System Engineer at Automated Intelligent Systems, Inc. He has 25 years of software design, implementation and management experience including UNIX, MS-DOS, board level and Microsoft Windows platforms.

Michael Schneider, Principal Accountant

Michael Schneider currently holds the position of Principal Accountant and Controller. Mr. Schneider joined the company in February 2014, and holds a BBA with Business Computer Systems Major degree from Eastern Michigan University. Mr. Schneider is an accomplished financial professional with solid and progressive experience in all facets of accounting, cash and business management. His prior experience includes Controller and CFO in Clover Technologies Group and The Wireless Source, respectfully. He has over 35 years of experience with controller responsibilities ranging from Assistant Controller to CFO.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we compensated our three highest paid “named executive officers” as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Dwight D. Carlson	CEO/Chairman	$362,500	(1)	$400,000	(2)	$762,500
Douglas L. Davidson	CTO	$180,833		$20,000		$200,833
Michael Schneider	Principal Accountant	$120,000		$–		$120,000

(1)	Mr. Carlson’s cash compensation includes cash he received in connection with his service as a director.
(2)

Carlson’s other compensation includes the value of options received under the 2004 Plan granted for his personal risk in providing the personal guarantee on the Company’s $4M Line of Credit. He also received 12,000 restricted warrants for his service as a director.

The total number of shares of Common Stock that may be issued pursuant to our 2004 Incentive and Non-qualified Stock Option Plan (the “2004 Plan”) may not exceed an aggregate of 5,100,000 shares. As of December 31, 2019, 2,063,820 shares have been issued in connection with the exercise of stock options; 1,637,904 stock options have been granted but are unexercised and 1,398,276 shares are available under the 2004 Plan for future grants.

For the fiscal year ended December 31, 2019, the company made cash payments to directors totaling $30,000 in connection with their service and issued 60,000 restricted warrants to the directors other than Mr. Carlson.

16

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of December 31, 2019 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent (5%) of our capital stock. The percentage of beneficial ownership in the table below is based on 13,195,947 shares of Common Stock deemed to be outstanding as of December 31, 2019.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Dwight D. Carlson	Common Stock	1,046,012	237,498	9.73%
3980 Ranchero Drive
Ann Arbor, MI 48108
Xintai US Investment LLC	Common Stock	2,278,248	0	17.26%
3980 Ranchero Drive
Ann Arbor, MI 48108
All current officers and	Common Stock	3,795,532	329,748	31.11%
directors as a group (8 people)

Item 5. Interest of Management and Others in Certain Transactions

Information with respect to related party transactions appears in Notes 5, 8, 11 and 19 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018.

At December 31, 2019, the company had notes receivable from Dwight Carlson, the company’s Chairman, Director and CEO, used to exercise his stock options during 2010, 2011, 2013 and 2017 and related accrued interest totaling $953,000. The company owes Mr. Carlson $1,170,000 in deferred compensation and related accrued interest under the Top Hat Deferred Compensation Plan. The company also owes Mr. Carlson $401,800 in short term salary deferral and related accrued interest. The company has the ability, and intends to, offset the loans receivable and related accrued interest with certain deferred compensation liabilities and related accrued interest.

Mr. Carlson does not hold any notes payable with the company. He is a participant in the Predator 3D Royalty Program. See Note 18 to the audited financial statements for the period ended December 31, 2019 for additional discussion on this program. Under the program, Mr. Carlson will receive royalties of 0.848% of future Predator sales through 2026.

Mr. Carlson also provided a personal guaranty on the Crestmark line of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Line of Credit.”

As of December 31, 2019, Robert A. Smith, who is one of the company’s directors, has invested $150,000 in promissory notes, with 24,000 warrants with an exercise price of $3.75. These promissory notes earn 8% annual interest, which is paid monthly.

The wife of Philip Rice II, who is one of the company's directors, has invested $830,000 in promissory notes, which earn 16% annual interest and paid $112,700 in interest in 2019 and a convertible debenture in the amount of $100,000, which has accrued and unpaid interest of approximately $187,800 as of December 31, 2019.

Item 6. Other Information

None

Item 7. FINANCIAL STATEMENTS

17

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

Coherix, Inc.

We have audited the accompanying consolidated financial statements of Coherix, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coherix, Inc. and Subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

18

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company had a working capital deficiency of $9,694,460 and stockholders’ deficit of $23,858,360 at December 31, 2019. As discussed in Note 1 to the consolidated financial statements, while the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the future success of such measures. Management has stated that the combination of these uncertainties raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Corrections of Errors

As discussed in Note 2 to the consolidated financial statements, the Company determined that the accounting and financial statement presentation for the notes receivable and accrued interest – related party and the predator royalty opportunity pool required modification in the December 31, 2019 and 2018 consolidated financial statements. Accordingly, certain amounts reported in the December 31, 2019 and 2018 consolidated financial statements have been restated to correct those errors as discussed in Note 2. Our opinion is not modified with respect to that matter.

/s/ UHY LLP

Farmington Hills, Michigan

July 1, 2020

(except for Note 2, as to

which the date is September 25, 2023)

19

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
	(Restated)	(Restated)
ASSETS

CURRENT ASSETS
Cash	$620,620	$236,080
Accounts receivable
Trade, net	2,668,240	2,197,470
Related party, net	109,410	247,480
Inventories, net	1,984,700	2,124,050
Prepaid expenses and other	275,990	300,160

Total current assets	5,658,960	5,105,240

PROPERTY AND EQUIPMENT, NET	201,320	270,180

OTHER ASSETS
Deposits	232,770	233,970
Deferred offering costs	–	271,840

Total other assets	232,770	505,810

TOTAL ASSETS	$6,093,050	$5,881,230

See notes to consolidated financial statements.

20

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,
	2019	2018
	(Restated)	(Restated)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Line of credit	$1,997,390	$2,534,900
Current portion of long-term debt	5,999,830	6,546,150
Current portion of deferred compensation	1,441,400	2,722,870
Current portion of capital lease obligations	254,040	254,870
Accounts payable – trade	330,780	332,140
Accounts payable – related party	104,110	165,410
Current portion of accrued interest	4,061,660	6,953,930
Deposits	52,270	103,390
Current portion of preferred dividends payable	186,770	849,960
Other accrued liabilities	925,170	419,370

Total current liabilities	15,353,420	20,882,990

LONG-TERM LIABILITIES
Long-term debt, less current portion	6,070,990	3,796,430
Long-term debt - contingent payment obligation	3,209,430	3,614,650
Deferred compensation, less current portion	1,128,620	–
Capital lease obligations, less current portion	218,500	472,530
Accrued interest, less current portion	3,341,230	–
Dividends payable, less current portion	629,220	–

Total long-term liabilities	14,597,990	7,883,610

Total liabilities	29,951,410	28,766,600

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 30,000,000 authorized, and 13,195,947 and 13,156,995 shares issued and outstanding, respectively	13,200	13,160
Additional paid-in-capital	38,709,150	37,508,010
Notes and interest receivable – related parties	(1,445,050)	(1,441,850)
Accumulated deficit	(61,138,430)	(58,950,090)

Accumulated other comprehensive income (loss), net of income taxes of $-0-	2,770	(14,600)

Total stockholders’ deficit	(23,858,360)	(22,885,370)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$6,093,050	$5,881,230

See notes to consolidated financial statements.

21

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2019	2018
	(Restated)	(Restated)
Net revenue
Product revenue	$7,962,210	$7,185,490
Licensing revenue	2,821,890	4,178,580
Other	429,170	266,320

Total net revenue	11,213,270	11,630,390

Cost of product revenue	2,514,100	2,808,230

Gross profit	8,699,170	8,822,160

Operating expense	9,110,000	7,523,120

Income (loss) from operations	(410,830)	1,299,040

Other income (expense):
Interest income	3,430	3,200
Interest expense	(2,420,810)	(2,163,620)
Change in estimate for contingent payment obligation	603,530	24,520
Other income, net	63,860	21,430
Net gain (loss) on foreign currency transactions	(27,520)	1,510

Total other expense, net	(1,777,510)	(2,112,960)

Loss before income tax	(2,188,340)	(813,920)

Income tax expense	–	–

Net loss	$(2,188,340)	$(813,920)

COMPREHENSIVE LOSS
Net loss	$(2,188,340)	$(813,920)
Foreign currency translation adjustment, net of income taxes of $-0-	17,370	(32,960)

COMPREHENSIVE LOSS	$(2,170,970)	$(846,880)

See notes to consolidated financial statements.

22

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Restated)

Years Ended December 31, 2019 and 2018

						Accumulated
				Notes and		Other
				Interest		Comprehensive
	Common Stock		Additional	Receivable -		Income	Total
	Number		Paid-in	Related	Accumulated	(Loss), Net of	Stockholders'
	of Shares	Amount	Capital	Parties	Deficit	Income Taxes	Deficit

Balance, January 1, 2018	12,973,604	$12,970	$35,164,350	$(1,436,150)	$(58,136,170)	$18,360	$(24,376,640)

Share-based compensation	–	–	866,670	–	–	–	866,670

Warrants issued to extend the maturity date of certain long-term debt or in conjunction with the issuance of new long-term debt	–	–	1,059,010	–	–	–	1,059,010

Exercise of stock options	72,204	80	17,970	(2,500)	–	–	15,550

Conversion of accrued interest into common stock	48,387	50	164,570	–	–	–	164,620

Exercise of warrants	62,800	60	235,440	–	–	–	235,500

Net loss	–	–	–	–	(813,920)	–	(813,920)

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	–	(32,960)	(32,960)

Other	–	–	–	(3,200)	–	–	(3,200)

Balance, December 31, 2018	13,156,995	13,160	37,508,010	(1,441,850)	(58,950,090)	(14,600)	(22,885,370)

Share-based compensation	–	–	1,174,760	–	–	–	1,174,760

Exercise of stock options	36,052	40	8,980	–	–	–	9,020

Issuance of common stock	2,900	–	17,400	–	–	–	17,400

Net loss	–	–	–	–	(2,188,340)	–	(2,188,340)

Foreign currency translation adjustment net of income taxes of $-0-	–	–	–	–	–	17,370	17,370

Other	–	–	–	(3,200)	–	–	(3,200)

Balance, December 31, 2019	13,195,947	$13,200	$38,709,150	$(1,445,050)	$(61,138,430)	$2,770	$(23,858,360)

See notes to consolidated financial statements.

23

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2018
	(Restated)	(Restated)
OPERATING ACTIVITIES
Net loss	$(2,188,340)	$(813,920)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	118,600	153,790
Share-based compensation	1,174,760	866,670
Amortization of debt issuance costs	355,370	235,290
Write-off of deferred offering costs	271,840	–
Paid-in-kind interest	640,770	623,200
Change in estimate for contingent payment obligation	(603,530)	(24,520)
Net unrealized loss on foreign currency transactions	32,620	5,270
Non-cash interest income	(3,200)	(3,200)
Changes in assets and liabilities:
Accounts receivable	(340,440)	(574,300)
Inventories	120,130	(1,239,440)
Prepaid expenses and other current assets	22,650	34,450
Accounts payable	(61,340)	142,220
Accrued interest payable	448,960	199,060
Other accrued liabilities and deposits	458,870	48,320
Deferred compensation	(152,850)	(196,490)

Net cash provided by (used in) operating activities	294,870	(543,600)

INVESTING ACTIVITIES
Cash assumed upon taking control of Chinese subsidiary	–	505,280
Purchase of property and equipment	(38,660)	(179,200)

Net cash provided by (used in) investing activities	(38,660)	326,080

FINANCING ACTIVITIES
Net (payments) borrowings under line of credit agreements	(537,510)	980,900
Payments on long-term debt	(992,090)	(1,510,180)
Proceeds from issuance of long-term debt	1,922,500	470,000
Deferred offering costs	–	(271,840)
Proceeds from exercise of stock options for common stock	9,020	14,360
Proceeds from the issuance of common stock	17,400	–
Payment of accrued preferred dividends	(33,970)	(14,680)
Proceeds from capital lease financing	–	244,190
Payments on capital lease obligations	(254,860)	(355,530)

Net cash provided by (used in) financing activities	130,490	(442,780)

Effect of exchange rate changes on cash	(2,160)	(4,280)

NET CHANGE IN CASH	384,540	(664,580)

CASH, Beginning of Year	236,080	900,660

CASH, End of Year	$620,620	$236,080

See notes to consolidated financial statements.

24

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years ended December 31,
	2019	2018

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$975,710	$1,106,070
Income taxes	$–	$–

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
Conversion of long-term debt and accrued interest into common stock	$–	$164,620
Long-term debt and accrued interest used to exercise warrants	$–	$235,500
Debt issuance costs recorded upon issuance of warrants to extend the maturity date of certain long-term debt or in conjunction with issuance of new long-term debt	$–	$1,059,010
Notes receivable issued to exercise stock options for common stock	$–	$2,500
Deferred compensation used to purchase common stock or exercise stock options for common stock	$–	$1,190
Inventory that was transferred to equipment and placed in service as demo units	$12,490	$154,780

See notes to consolidated financial statements.

25

COHERIX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND OPERATIONS

Coherix, Inc. and Subsidiaries (the “Company”) is primarily engaged in the design and manufacturing of 3-D vision products for the automotive and semiconductor industries in North America, Europe, and Asia. Among the products offered, the Company produces digital holographic imaging and 3-D imaging technologies and related equipment that provide “on-the-fly” measurements within very tight tolerances.

The Company has incurred historical losses, and current liabilities exceed current assets at December 31, 2019, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. The Company’s revenue remained consistent from 2018 to 2019, however the Company incurred a net loss as operating expenses were impacted by the ramp up of the new operations in China, increased wages and share-based compensation, and certain one-time expenses related to the Offering discussed in the next paragraph.

On November 5, 2018, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $15 million in common shares for a price of $6.00 per share. The offering statement was qualified by the SEC on February 11, 2019. As of December 31, 2019, the Company decided to not extend the Offering upon its expiration in February 2020. Due to the expiration of the Offering, the Company decided to postpone making its required filings under the Offering. As a result, the Company has been delinquent in its related SEC filings.

As of December 31, 2019, the Company holds certain liabilities that are in default or otherwise past due. These unsecured liabilities include a note payable, convertible notes payable, deferred compensation owed to employees, and accrued interest due to creditors and employees related to the aforementioned liabilities, all of which total approximately $8,830,000. Given the nature of these obligations, the Company has previously been successful in extending the maturity dates of these various instruments. In late 2019, the Company initiated actions with holders of certain past due items and was able to successfully extend the maturity dates to 2024 for certain deferred compensation, accrued interest and preferred dividends. As these items are unsecured, the Company does not anticipate that the creditors would take any action against the Company.

While the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. Management realizes that the combination of these uncertainties casts substantial doubt upon the Company’s ability to continue as a going concern within one year from issuance of these financial statements. In response, the Company plans to:

1.	Continue the recent initiatives to generate profitable growth leading to positive operating cash flow generation

2.	Continue efforts to extend maturing debt with shareholders

3.	Continue to pursue opportunities to complete a new long-term debt facility with a portion of the funds anticipated to retire maturing long-term notes

4.	Continue to pursue opportunities to raise up to $20 million of equity capital

Having considered the above, management of the Company continues using the going concern basis in preparing the consolidated financial statements.

NOTE 2 – restatement of financial statements

The Company determined that the accounting and financial statement presentation for the Notes Receivable and Accrued Interest – Related Party and the Predator Royalty Opportunity Pool required modification. See Notes 5, 9 and 18 for additional discussion.

26

The impact of the restatement on the audited financial statements as of and for the year ended December 31, 2019, are presented below.

	As Previously Reported	Adjustments	As Restated
Consolidated Balance Sheet
Assets
Notes receivable – related parties	1,142,850	(1,142,850)	–
Accrued interest receivable – related parties	302,200	(302,200)	–

Liabilities
Long-term debt – contingent payment obligation	–	3,209,430	3,209,430

Stockholders’ deficit
Notes and interest receivable – related parties	–	(1,445,050)	(1,445,050)
Accumulated deficit	(57,929,000)	(3,209,430)	(61,138,430)

Consolidated Statement of Operations and Comprehensive Loss
Operating expense	9,552,460	(442,460)	9,110,000
Interest expense	(1,780,040)	(640,770)	(2,420,810)
Change in estimate for contingent payment obligation	–	603,530	603,530

Consolidated Statement of Stockholders’ Deficit
Balance, December 31, 2018	(17,828,870)	(5,056,500)	(22,885,370)
Net loss	(2,593,560)	405,220	(2,188,340)
Other	–	(3,200)	(3,200)

Consolidated Statement of Cash Flows
Operating Activities
Net loss	(2,593,560)	405,220	(2,188,340)
Paid-in-kind interest	–	640,770	640,770
Change in estimate for contingent payment obligation	–	(603,530)	(603,530)

Financing Activities
Payments on long-term debt	(549,630)	(442,460)	(992,090)

The impact of the restatement on the audited financial statements as of and for the year ended December 31, 2018, are presented below.

	As Previously Reported	Adjustments	As Restated
Consolidated Balance Sheet
Assets
Notes receivable – related parties	1,142,850	(1,142,850)	–
Accrued interest receivable – related parties	299,000	(299,000)	–

Liabilities
Long-term debt – contingent payment obligation	–	3,614,650	3,614,650

27

	As Previously Reported	Adjustments	As Restated
Consolidated Balance Sheet (Continued)
Stockholders’ deficit
Notes and interest receivable – related parties	–	(1,441,850)	(1,441,850)
Accumulated deficit	(55,335,440)	(3,614,650)	(58,950,090)

Consolidated Statement of Operations and Comprehensive Loss
Operating expense	7,953,210	(430,090)	7,523,120
Interest expense	(1,540,420)	(623,200)	(2,163,620)
Change in estimate for contingent payment obligation	–	24,520	24,520

Consolidated Statement of Stockholders’ Deficit
Balance, January 1, 2018	(19,494,430)	(4,882,210)	(24,376,640)
Net loss	(645,330)	(168,590)	(813,920)
Exercise of stock options	18,050	(2,500)	15,550
Other	–	(3,200)	(3,200)

Consolidated Statement of Cash Flows
Operating Activities
Net loss	(645,330)	(168,590)	(813,920)
Paid-in-kind interest	–	623,200	623,200
Change in estimate for contingent payment obligation	–	(24,520)	(24,520)

Financing Activities
Payments on long-term debt	(1,080,090)	(430,090)	(1,510,180)

NOTE 3 – SummarY of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and Coherix China Inc., located in China. All significant intercompany balances, transactions and equity holdings have been eliminated in consolidation.

The consolidated financial statements for the years ended December 31, 2019 and 2018 include the operating results of Coherix, Inc. and its subsidiaries for the years ended December 31, 2019 and 2018, except for Coherix China Inc. which is only included since March 20, 2018, the date on which ownership was transferred to the Company.

28

Variable Interest Entity

The Company follows the guidance of accounting for variable interest entities (“VIE”s), which requires certain VIEs to be consolidated by the primary beneficiary of the entities. From January 1, 2018 to March 20, 2018, the Company’s management evaluated the relationship between the Company and Coherix China Inc. as discussed in Note 12. The Company concluded that it was not the primary beneficiary of Coherix China Inc. during that time as the Company lacked the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. During that time, the agent owner held the power to direct all activities of the VIE. Therefore, consolidation in the Company’s financial statements was not required. As discussed in Note 12, the Company provided implicit financial support to the VIE through the advance made to the agent of our local attorney.

Use of Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, generally with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable

The Company transacts business with companies on an open credit basis. The Company’s trade accounts receivable are generally uncollateralized. The Company carries its accounts receivable at invoiced amount. The Company's policy is not to accrue interest on past due accounts receivable. The Company periodically reviews accounts receivable for collectability and establishes reserves for accounts when the Company considers amounts uncollectible. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. Trade accounts receivable are stated net of an allowance for doubtful accounts of $63,540 and $14,240 at December 31, 2019 and 2018, respectively. Related party accounts receivable are stated net of an allowance for doubtful accounts of $32,620 at December 31, 2019 and 2018.

Inventories

Inventories consist of components used in manufacturing and assembling machines and are stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Maintenance, operating and office supplies are not inventoried, but are charged to expense when purchased. Management has deemed it impracticable to track inventories by classes of raw materials, work-in-process and finished goods. The reserve for potentially obsolete inventory totaled $197,270 and $156,760 as of December 31, 2019 and 2018, respectively.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. For financial statement reporting purposes, property and equipment are depreciated over estimated useful lives ranging from 3 to 7 years, with the exception of leasehold improvements which are amortized over the shorter of the life of the related lease or the useful life, all using the straight-line method of depreciation. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and maintenance expenditures are charged to expense in the years incurred. Upon sale, disposal, and retirement of property and equipment, the cost and accumulated depreciation and amortization are written off and any gain or loss is included in earnings.

29

Long-Lived Assets

Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments recognized during the years ended December 31, 2019 and 2018.

Income Taxes

Deferred income tax assets and liabilities are classified as noncurrent and are recorded for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets when the Company is unable to conclude that realization of the deferred tax assets is more likely than not.

The benefit of an uncertain tax position is recognized in the financial statements if it meets a minimum recognition threshold. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more-likely-than-not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. In a case where interest or penalties are incurred, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. At December 31, 2019 and 2018, there were no uncertain tax positions for which a reserve or liability is necessary.

At December 31, 2019 and 2018, there were no undistributed earnings of foreign subsidiaries as Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., each had an accumulated deficit.

Revenue Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, “Revenue from Contracts with Customers” ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon review of ASC Topic 606, the Company has concluded that its adoption of ASC Topic 606 did not have a material impact on how revenue is recognized or the timing of recognition from the Company’s method prior to adoption.

Product revenue is recognized in the amount in which the Company expects to be entitled when control of the goods is transferred to the customer. Control is generally transferred when the Company has a present right to payment, and title and the significant risks and rewards of ownership of the goods are transferred to its customers. The Company’s product revenues are recognized at the point in time when control transfers to the customer, which is upon shipment of goods.

Licensing revenue is recognized in the amount in which the Company expects to be entitled when customer usage of the Company’s certain intellectual property has occurred. The Company’s licensing revenues are recognized at the point in time when the Company’s intellectual property is used by a customer and is based on a per unit sold basis.

30

Estimates of variable consideration, which may include discounts, reduce the transaction price when it is probable that a customer will attain the sales incentive. The Company estimates variable consideration at the most likely amount it expects to receive. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with variable consideration is resolved. Cash payments received in advance for product sales are recorded as customer deposits.

The Company has elected to account for shipping and handling as activities to fulfill the promise to transfer goods rather than separate performance obligations.

The Company also has elected to expense sales commissions and similar costs to obtain contracts when incurred because the amortization period would be one year or less. These costs are recorded in other operating expenses.

Research and Development

Research and development costs are charged to expense as incurred and amounted to approximately $1,386,000 and $1,391,000 for the years ended December 31, 2019 and 2018, respectively.

Share-Based Compensation

Share-based compensation represents the cost related to stock-based awards granted to employees or consultants. The Company measures share-based compensation based on the estimated fair value of the award on the grant date, which is recognized as expense on a straight-line basis over the requisite service period for awards that vest over time. The Company estimates the fair value of stock options using the Black-Scholes valuation model.

Foreign Currency Translation and Transactions

Coherix Asia Pte. Ltd., which is located and operates in Singapore, keeps its books and records in U.S. Dollars (“USD”) as its functional currency is the USD. Currency transaction gains or losses are generally derived from cash, receivables and payables that are stated in a currency other than USD and are recognized as income or expense.

Coherix Europe GmbH, which is located and operates in Germany, keeps its books and records in the euro (“EUR”), and Coherix China Inc., which is located and operates in China, keeps its books and records in the Chinese Renminbi (“RMB”). The functional currency of Coherix Europe GmbH is the EUR, and Coherix China Inc. is the RMB, the currency of the primary economic environment in which each respective subsidiary operates. Accordingly, Coherix Europe GmbH’s and Coherix China Inc.’s financial information is translated from EUR and RMB, into USD. Assets and liabilities of each of these two entities are translated into USD based on each prevailing exchange rate at each respective balance sheet date. Revenue and expenses are translated into USD based on the average exchange rate for the respective periods. Cumulative translation adjustments are included as a separate component of stockholders’ deficit in accumulated other comprehensive income (loss). Currency transaction gains or losses are generally derived from cash, receivables and payables that are stated in a currency other than the local currency and are recognized as income or expense.

Foreign Operations

Operations outside of the United States of America are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

31

The consolidated financial statements include the operations of Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., as described above. Included in the consolidated statements of operations and comprehensive income (loss) is net revenue of approximately $3,010,000 and $1,683,000, and a net loss of approximately $679,000 and $643,000, for the years ended December 31, 2019 and 2018, respectively, which related to these foreign subsidiaries. The consolidated balance sheet included total assets of approximately $1,509,000 and $1,202,000 at December 31, 2019 and 2018, respectively, which related to these foreign subsidiaries.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and all non-ownership changes in stockholders’ deficit. For the Company, comprehensive income (loss) for the years ended December 31, 2019 and 2018 consists of net income (loss) and the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which provides guidance for the recognition, measurement and disclosure of revenue resulting from contracts with customers and will supersede virtually all of the current revenue recognition guidance under U.S. GAAP. The FASB has also issued a number of updates to this standard. Collectively, this ASU and related updates are referred to as ASC Topic 606. ASC Topic 606 was adopted effective January 1, 2019 and did not have a material impact on how revenue is recognized or the timing of recognition from the Company’s method prior to adoption.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230): Statement of Cash Flows” (“ASU 2016-15”), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. ASU 2016-15 also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. This ASU was adopted on January 1, 2019 and did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements – Not Yet Adopted

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which requires that all leases be reflected on the balance sheet as assets and liabilities for the rights and obligations created by these leases. For the Company, ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2019	2018
Machinery and equipment	$876,900	$861,900
Computer equipment	225,370	225,540
Office furniture and equipment	233,570	193,740
Leasehold improvements	115,000	116,410
	1,450,840	1,397,590
Less: accumulated depreciation	1,249,520	1,127,410
Property and equipment, net	$201,320	$270,180

Depreciation and amortization expense charged to operations for the years ended December 31, 2019 and 2018 was $118,600 and $153,790, respectively.

32

NOTE 5 – NOTES RECEIVABLE – RELATED PARTIES

At December 31, 2019 and 2018, the Company had 33 notes receivable from stockholders with balances totaling $936,410. As these notes are no longer interest bearing, there was no interest income related to these notes for the years ended December 31, 2019 and 2018. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At December 31, 2019 and 2018, accrued interest receivable related to these notes amounted to $295,070.

At December 31, 2019 and 2018, the Company had 13 notes receivable from stockholders with balances totaling $206,440. These notes were entered into during 2018 and 2017. One of these notes totaling $90,000 bears no interest, and 12 of these notes totaling $116,440 bear interest at 2.75%. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At December 31, 2019 and 2018, accrued interest receivable related to these notes amounted to $7,130 and $3,930. Related party interest income from these notes amounted to $3,200 for each of the years ended December 31, 2019 and 2018.

NOTE 6 – DEFERRED OFFERING COSTS

During the year ended December 31, 2018, the Company incurred costs of $271,840 associated with the Offering discussed in Note 1. These costs were capitalized as other assets at December 31, 2018. During the year ended December 31, 2019, these costs were written off and charged against 2019 earnings as the Company did not raise significant funds and chose to not extend the Offering.

NOTE 7 – LINE OF CREDIT

The Company is party to a credit agreement under which the Company may borrow up to $4,000,000. During 2019, the Company amended certain terms of this line and is now required to make monthly principal payments of $83,000 through June 2021. The Company may borrow on this line based on eligible accounts receivable, as defined in the credit agreement. The line is due on demand, with interest due monthly at prime plus 2% per annum, but never less than 7.5% (effective rate of 7.5% at December 31, 2019). The balance on the line was $1,997,390 and $2,534,900 at December 31, 2019 and 2018, respectively. The Company is required to pay an annual fee of 1% of the maximum allowable borrowings, a monthly maintenance fee ranging from 0.45% to 0.65% of the average outstanding monthly balance, an additional monthly maintenance fee of 0.55% of the average outstanding monthly balance of advances made on foreign accounts receivable, and a 2% fee of the maximum allowable borrowings in the event that Company decides to exit the agreement prior to two years from the date of the agreement. The Company is required to pay interest and monthly maintenance fees on a $1,000,000 minimum outstanding balance. This line of credit is personally guaranteed by the chief executive officer of the Company, who is also a stockholder of the Company.

NOTE 8 – LONG-TERM DEBT

At December 31, 2019 and 2018, long-term debt consists of the following:

	December 31,
	2019	2018
Convertible notes payable with principal, and interest ranging from 4% to 10%, due at maturity. These convertible notes are all past due and are unsecured. Approximately 28% of these convertible notes are with related parties.	$1,497,090	$1,497,090

Note payable with principal payments of $200,000 plus 2.2% interest due quarterly starting December 31, 2015. The note is past due, in default and unsecured.	1,973,630	1,973,630

Related party notes payable with principal balances due at maturity, and 10% interest payable at various times, depending on each respective note. These notes mature at various times in 2020 and are unsecured. Subsequent to December 31, 2019, the maturity date for $100,000 of this balance was extended until 2023, with payment due by the end of 2020 for the remaining amounts.	151,390	151,390

Notes payable with 4% interest due quarterly for the first two years, and principal and interest due quarterly during years three through seven. Maturity dates range from April 2020 to January 2024. These notes are unsecured. Approximately 45% of these notes are with related parties.	143,170	407,850

Notes payable with the principal balances due at maturity, and 4% interest due quarterly. Maturity dates range from August 2021 to December 2023. These notes are unsecured.	2,500,000	2,500,000

Notes payable with the principal balances due at maturity, and 8% interest due monthly. These notes mature in 2021 and are unsecured. Approximately 80% of these notes are with related parties.	3,230,360	3,230,360

33

	December 31,
	2019	2018
Related party notes payable with either, principal payments due monthly and a balloon payment due at maturity, or the entire principal balance due at maturity. Interest at 10% is due monthly. These notes mature in 2020 and are unsecured. Subsequent to December 31, 2019, the maturity date for $50,000 of this balance was extended until 2023 with an interest rate of 12% paid quarterly, with payment of the remaining balances due in 2020.	89,580	306,780

Related party notes payable with the principal balance due at maturity, and 16% interest due monthly. These notes mature in 2020 and are unsecured.	830,000	380,000

Note payable with 10% interest payments due quarterly. Principal balance is due at maturity. The maturity date is September 2020. This note is collateralized by a licensing revenue contract.	404,220	454,740

Notes payable with principal balances due at maturity and 10% interest due monthly. These notes mature in July 2020 and are unsecured. Approximately 79% of these notes are with related parties.	190,000	190,000

Related party note payable with the principal balances due at maturity and 12.5% interest due quarterly through February 2020 and thereafter 12% interest due quarterly through maturity. This note matures in August 2020 and is secured by certain inventory and receivables.	500,000	–

Related party note payable with the principal balance due at maturity, and 12.5% interest due monthly. This note was paid off in March 2020.	27,500	–

Related party notes payable with principal and 12.5% interest due at maturity. These notes were paid off in 2020.	130,000	–

Notes payable with the principal balance due at maturity and interest ranging from 12% to 12.5% due quarterly. These notes mature in December 2022 and are secured by certain inventory and receivables. Approximately 86% of these notes are with related parties.	867,780	–

Note payable with monthly principal payments and 16% interest due monthly. This note was paid off during 2019.	–	66,670

Related party note payable with principal payments and 8% interest due monthly. This note matures in 2021 and is unsecured.	4,440	7,780

	12,539,160	11,166,290
Less: unamortized debt issuance costs	(468,340)	(823,710)
	12,070,820	10,342,580
Less: current portion of long-term debt	(5,999,830)	(6,546,150)

	$6,070,990	$3,796,430

During the year ended December 31, 2018, the Company amended certain notes to extend the maturity dates of such notes that were coming due. During the year ended December 31, 2018, the Company also borrowed an additional $470,000 under new term notes. In conjunction with certain of these amendments and new term notes, the Company issued new warrants and extended certain warrants that were set to expire in 2018, to purchase 592,298 shares of common stock with exercise prices ranging from $3.75 to $5.00 per share. All of these warrants now expire in 2021.

34

The fair value of these warrants totaled $1,059,010 which is accounted for as debt issuance costs and are recorded as a direct reduction of long-term debt. Amortization of these debt issuance costs totaled $355,370 and $235,290 for the years ended December 31, 2019 and 2018.

In addition, during the year ended December 31, 2018, term notes with balances totaling $235,500 were used to exercise 62,800 warrants, and a creditor with accrued interest totaling $164,620 converted the accrued interest into 48,387 common shares.

No beneficial conversion feature discount was applied to the convertible notes payable as the conversion features had no intrinsic value at the date of each respective issuance or amendment to terms. Each creditor can convert the entire principal balance of its convertible note to shares of the Company’s common stock at conversion prices ranging from $2.50 to $6.25 per common share. As of December 31, 2019, the conversion prices and the related note face amounts are as follows:

Conversion Price at December 31, 2019	Face Amount of Notes

2.50	$322,290
4.55	825,000
5.00	50,000
6.25	299,800
$1,497,090

As of December 31, 2019, the maturities of long-term debt are as follows:

Year ending December 31,	Amount

2020	$5,999,830
2021	3,753,760
2022	1,778,170
2023	1,005,920
2024	1,480
$12,539,160

See Note 20 for discussion of subsequent events.

NOTE 9 – LONG-TERM DEBT - CONTINGENT PAYMENT OBLIGATION

The unsecured contingent payment obligation represents amounts payable for future royalty proceeds under the Predator Royalty Opportunity Pools (the “Opportunity Pool”). As further discussed in Note 18, under this program, certain investors and employees with accrued interest, salary or consulting fee balances, agreed to forfeit their right to payment for the opportunity to enter the Opportunity Pool. The Company will be required to pay royalties under the Opportunity Pool through June 2026. This unsecured contingent payment obligation is treated as long-term debt. The Company’s repayment obligation is contingent upon the sale of the Predator product. The carrying value of the contingent payment obligation is $3,209,430 and $3,614,650 as of December 31, 2019 and 2018, respectively.

35

The contingent payment obligation is measured at each reporting period, based on revised estimates of expected future cash outflows, using the catch-up approach. The Company measures these expected future cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods based on the variable and contingent nature of the repayment provisions. Using the catch-up approach, the impact of the change in estimated future cash outflows is recorded in the current period in the Consolidated Statement of Operations and Comprehensive Income (Loss) under the heading “Change in estimate for contingent payment obligation” until the contingency is resolved. During the years ended December 31, 2019 and 2018, the change in estimate for contingent payment obligation totaled income of $603,530 and of $24,520, respectively. During the years ended December 31, 2019 and 2018, the Company paid $442,460 and $430,090, respectively under the contingent payment obligation. All of the contingent payment obligation is with related parties.

The future cash outflows under the contingent payment obligation were estimated at approximately $6,100,000 at December 31, 2019 and $7,600,000 at December 31, 2018. The decrease in expected future cash outflows as of December 31, 2019, after considering payments made in 2019, is driven by a reduction in expected revenues driven by market conditions. Estimating the future cash outflows for the contingent payment obligation requires the Company to make certain estimates and assumptions about future revenue of the Company. These estimates are subject to significant variability, and thus are subject to significant uncertainty. Therefore, the estimates are likely to change, which may result in future adjustments to the accretion of the interest expense and carrying value of the contingent payment obligation, and such changes in estimates could be material.

NOTE 10 – DEFERRED COMPENSATION

Through a five-year deferred compensation plan, the Company offers qualified employees and consultants the opportunity to elect to defer all or a portion of compensation earned. Each participant may elect their respective deferral amount. The deferrals earned interest at 8% compounded annually through August 2015 and ceased accruing interest subsequent to that date. No new deferrals have been made under this five-year deferred compensation plan since 2011.

In 2016, the majority of all employees and consultants took short-term salary reductions which were treated as short-term deferred compensation, accruing interest at rates ranging from 2.75% to 3.75%. In 2019, certain additional employees took salary reductions treated as short term deferred compensation which does not accrue interest.

At December 31, 2019 and 2018, deferred compensation totaled $2,570,020 and $2,722,870, respectively, of which $201,100 and $236,980 was accruing interest at rates ranging from 2.75% to 3.75%, respectively. As discussed above, certain deferrals were due five years after the original deferral was made, while others were due upon the Company meeting certain financial criteria as defined in the respective deferred compensation agreements. During the year ended December 31, 2019, the Company was successful in extending the maturity date for $1,128,620 of this deferred compensation to October 1, 2024. As of December 31, 2019, the remaining $1,441,400 of the deferred compensation was past due.

During the years ended December 31, 2019 and 2018, deferred compensation of $-0- and $1,190, respectively, was used to purchase common stock or exercise stock options for common stock.

NOTE 11 – ACCRUED INTEREST

Under the terms of the Company’s line of credit discussed in Note 7, long-term debt arrangements discussed in Note 8, and deferred compensation arrangements discussed in Note 10, the Company has accrued interest totaling $7,402,890 and $6,953,930 as of December 31, 2019 and 2018, respectively. The current portion of accrued interest includes current and past due amounts and amounted to $4,061,660 as of December 31, 2019. During the year ended December 31, 2019, the Company was successful in extending the maturity date for $3,341,230 of the past due accrued interest to October 1, 2024, and as a result, is included in long-term liabilities as of December 31, 2019.

36

At December 31, 2019, approximately $4,400,000 of the above accrued interest was frozen and was no longer accruing compounded interest, and approximately $2,800,000 of accrued interest was accruing compounded interest at rates ranging from 4% to 10%. The remaining accrued interest is being paid in accordance with payment terms as described in Note 8.

Included in accrued interest as of December 31, 2019 and 2018, is accrued interest owed to related parties totaling approximately $4,800,000 and $4,700,000, respectively. Interest expense to related parties totaled approximately $1,200,000 for the years ended December 31, 2019 and 2018.

NOTE 12 – CHINESE INVESTMENTS

Chinese Joint Venture

As of December 31, 2019 and 2018, the Company held 49% ownership in a Chinese joint venture (the “Chinese Affiliate”). The Company accounts for this investment using the cost method as the Company does not have the ability to exercise significant influence over the Chinese Affiliate. On September 27, 2017, the Company sent a notice of termination of the joint venture contract, due to certain events of default by the 51% owner, as defined in the joint venture contract. Pursuant to the joint venture contract, the notice was effective October 1, 2017. The 51% owner responded to the letter on October 10, 2017 stating objection to the termination of the contract. The carrying value of the Company's investment was $-0- at December 31, 2019 and 2018 due to an other-than-temporary impairment prior to 2016.

Advance to Establish Chinese Subsidiary

During 2017, as a result of financial difficulties of the Chinese Affiliate’s other 51% owner, the Company began negotiations to restructure the joint venture and began the process of establishing a new Chinese entity, Coherix China Inc., to increase resources focused on sales and customer support of the Company’s products in China.

At December 31, 2017, under direction of local counsel, the Company had an outstanding advance totaling $505,275 made to an agent of the Company’s local attorney with whom the Company has a long working relationship. This advance was used for the purpose of providing the paid-in-capital to organize Coherix China Inc.

From January 1, 2018 to March 20, 2018, Coherix China Inc. was a variable interest entity. However, it was determined that the Company was not the primary beneficiary of Coherix China Inc. as the Company could not exercise effective control over the VIE during that time. See Note 3 for further discussion.

On March 20, 2018, ownership of Coherix China Inc. was transferred to the Company at which point the Company began consolidating Coherix China Inc. into the Company’s financial statements. This was accounted for as an acquisition of assets as Coherix China Inc. was not a business.

NOTE 13 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The principal element of the Tax Cuts and Jobs Act relevant to the Company’s consolidated financial statements is a reduction in the U.S. federal corporate tax rate from 34% to 21%, effective for the Company on January 1, 2018. Other provisions of the Tax Cuts and Jobs Act did not have a significant impact on the Company’s consolidated financial statements for the years ended December 31, 2019 and 2018.

37

The provision for income taxes for the years ended December 31, 2019 and 2018 is summarized as follows:

	Years ended December 31,
	2019	2018
	(Restated)	(Restated)
Current provision (benefit):
U.S. federal	$–	$–
State	–	–
Foreign	–	–
	–	–
Deferred provision (benefit):
U.S. federal	(117,130)	93,700
State	(7,430)	42,340
Foreign	(87,450)	(122,390)
Change in valuation allowance	212,010	(13,650)
	–	–
Total provision for income taxes	$–	$–

The effective tax rate varies from the current U.S. federal statutory income tax rate as follows:

	Years ended December 31,
	2019	2018
	(Restated)	(Restated)
Statutory rate	21%	21%
State and local taxes	0%	-5%
Permanent differences	-16%	-31%
Tax credits	5%	14%
Foreign operations	0%	-1%
Change in valuation allowance	-10%	2%

	0%	0%

38

The components of the Company's deferred income taxes are as follows:

	December 31,
	2019	2018
	(Restated)	(Restated)
Deferred income tax assets:
Net operating loss carryforwards	$7,329,540	$7,168,830
R&D credit carryforward	2,355,260	2,216,810
Capital loss carryforward	67,030	67,030
Accounts receivable	10,680	10,680
Inventories	142,770	180,370
Investments	114,000	114,000
Contingent payment obligation	731,750	824,140
Accounts payable and accrued liabilities	703,500	612,500
Deferred compensation	585,970	620,810

Total deferred tax assets	12,040,500	11,815,170

Deferred income tax liabilities:
Property, equipment, and intangible assets	19,600	6,280

Net deferred tax asset	12,020,900	11,808,890
Valuation allowance	(12,020,900)	(11,808,890)

Net of valuation allowance	$–	$–

Due to historical losses and based on management’s estimates of future income, management has recorded a full reserve against the net deferred tax asset as of December 31, 2019 and 2018.

At December 31, 2019, Coherix, Inc. has approximately $30.0 million of unused operating loss carryforwards in the U.S. that may be applied against future taxable income of Coherix, Inc. and expire beginning in 2026, and approximately $0.3 million of unused U.S. operating loss carryforwards that don’t expire. Coherix, Inc. also has approximately $2.4 million of unused R & D credits that may be applied against future income tax of Coherix, Inc. and expire beginning in 2025. Also at December 31, 2019, Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., respectively, had approximately $1.5 million, $1.2 million, and $0.6 million of unused operating loss carryforwards that may be applied against future taxable income in each respective country. The operating loss carryforwards of Coherix Asia Pte. Ltd. and Coherix Europe GmbH do not expire, while the operating loss carryforward of Coherix China Inc. expires beginning in 2022.

Coherix, Inc. and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal years 2015.

NOTE 14 – SHARE-BASED COMPENSATION

The Company has a stock option plan (the “Plan”) under which officers, key employees, and non-employee directors may be granted options to purchase shares of common stock. As of December 31, 2017, the Company’s Board of Directors and stockholders had approved a pool of 5,100,000 options that could be issued under the plan. Options currently expire no later than 10 years from the grant date and generally vest within 1-4 years.

39

Additional information with respect to the Plan’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2018	1,356,096	0.25
Granted	361,500	1.00
Exercised	(72,204)	0.25
Cancelled	(99,488)	0.44

Outstanding at December 31, 2018	1,545,904	0.43
Granted	452,000	3.02
Exercised	(36,052)	0.25
Cancelled	(323,948)	0.59

Outstanding at December 31, 2019	1,637,904	1.10	7.4

Vested and expected to vest in the future at December 31, 2019	1,637,904	1.10	7.4

Options exercisable at December 31, 2019	820,312	0.33	5.9

At December 31, 2019, the intrinsic value of options vested and expected to vest totaled approximately $8,026,000, and the intrinsic value of options exercisable totaled approximately $4,651,000.

The Company recorded share-based compensation expense totaling $1,174,760 and $866,670 related to outstanding options for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019, unrecognized compensation cost related to stock options totaled approximately $3,285,000, which is expected to be recognized over a weighted-average period of approximately 2.7 years.

During the years ended December 31, 2019 and 2018, options were exercised for $9,020 and $18,050, respectively. As of the exercise dates, there was an intrinsic value of these exercised options of approximately $207,000 and $343,000 for the years ended December 31, 2019 and 2018, respectively.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2019 and 2018 was $3.74 and $4.20 per option, respectively. These amounts were determined using the Black-Scholes option pricing model, which values options based on the stock price at the grant date, expected term of the option, expected volatility of the stock, expected dividend payments, and risk-free interest rate over the expected term of the option. The Company accounts for any forfeitures of options when they occur.

The assumptions used in the Black-Scholes model were as follows for the years ended December 31, 2019 and 2018:

Risk-free interest rate	1.7% - 3.2%
Expected volatility	30%
Expected dividend yield	0%
Expected term	7 - 10 years
Stock price	$5.00 - $6.00

40

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. As the Company’s options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

NOTE 15 – WARRANTS

Warrants were issued to certain board members for their services to the Company and certain investors in conjunction with the Company’s debt. Additional information regarding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2018	1,058,440	2.47
Granted	675,446	3.56
Exercised	(62,800)	3.75
Cancelled	(432,588)	3.67

Outstanding at December 31, 2018	1,238,498	2.58
Granted	74,000	4.00
Exercised	–	–
Cancelled	–	–

Outstanding at December 31, 2019	1,312,498	2.92	3.4

At December 31, 2019 and 2018, 813,498 of the outstanding warrants were exercisable, respectively, and the remaining warrants were restricted. As defined in the warrant agreements, these restricted warrants can only be exercised upon a change in control or liquidity event. The Company recorded no share-based compensation expense related to warrants for the years ended December 31, 2019 and 2018 as all warrants issued during 2019 and 2018 were either restricted or issued in conjunction with debt modifications. At December 31, 2019, unrecognized compensation cost related to warrants totaled approximately $1,868,000, which all related to the restricted warrants and is expected to be recognized upon a change in control or liquidity event, as defined in the warrant agreements.

The weighted-average grant-date fair value of warrants granted during the years ended December 31, 2019 and 2018 was $3.35 and $2.01 per warrant, respectively. The assumptions used in the Black-Scholes model were as follows for the years ended December 31, 2019 and 2018:

Risk-free interest rate	1.7% - 2.9%
Expected volatility	30%
Expected dividend yield	0%
Expected term	2 – 10 years
Stock price	$5.00 - $6.00

The warrant valuation models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

41

NOTE 16 – CONVERTIBLE PREFERRED STOCK

The Company previously had issued and outstanding shares of preferred stock which had liquidation preference over the common stock and accrued cumulative, non-compounding dividends at an annual rate of 8%.

On November 30, 2017, the Board of Directors declared preferred dividends totaling $1,205,250 which represented the total accrued cumulative dividends on all preferred stock through that date. All preferred stockholders concurrently converted 370,988 preferred shares into 1,483,952 common shares. In conjunction with these transactions, certain preferred stockholders used preferred dividends payable totaling $340,600 to purchase 68,120 common shares.

At December 31, 2019 and 2018, the Company had a balance of preferred dividends payable totaling $815,990 and $849,960, respectively, that is included in the consolidated balance sheet, and there were no preferred stock dividends in arrears that were not declared by the Board of Directors. Under the credit agreement discussed in Note 7, the Company is limited to making $34,000 in dividend payments each year.

During the year ended December 31, 2019, the Company was successful in extending the payment date for $629,220 of the preferred dividends to December 15, 2024. Dividend holders extending the payment date receive 8% accrued interest on the outstanding balance beginning December 15, 2019.

NOTE 17 – EMPLOYEE RETIREMENT PLAN

The Company provides an employee 401(k) savings and retirement plan in which qualified employees may elect to defer a portion of their gross pay and contribute to the plan. Employer contributions are discretionary. There were no employer contributions made during the years ended December 31, 2019 and 2018.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain office and warehouse space, as well as certain equipment, under non-cancelable operating leases. Total rent expense for the years ended December 31, 2019 and 2018 was $474,510 and $429,250, respectively. Future minimum payments required under the aforementioned non-cancelable operating leases as of December 31, 2019 are as follows:

Year ending December 31,	Amount

2020	$349,230
2021	251,580
2022	107,620
2023	–

$708,430

Sale-Leaseback Transactions

At December 31, 2019 and 2018, the Company was party to various sale-leaseback arrangements. The leases were determined to be capital leases. These transactions were treated as financing transactions, with the related machines retained at their historical cost basis.

42

The following is a schedule of future lease payments required under the capital leases as of December 31, 2019:

Year ending December 31,	Amount

2020	$276,090
2021	180,470
2022	57,080

Total minimum lease payments	513,640

Less – amount representing interest	41,100

Present value of minimum capital lease payments	472,540
Less – current portion	254,040

Long-term obligation under capital leases	$218,500

Concentration, Credit, and Market Risks

Revenue from the Company’s largest customer accounted for approximately 25% and 36% of net revenue for the years ended December 31, 2019 and 2018, respectively. Approximately 12% and 14% of accounts receivable is related to this customer at December 31, 2019 and 2018, respectively. This revenue consists of royalties from a licensing agreement for usage of certain intellectual property. The rest of the Company’s revenue relates to sales of machines, parts, or related services to other customers.

The Company sells its products and services in domestic and international markets. Ongoing credit evaluations of its customers are performed and, generally, the Company does not require collateral. Losses have historically been insignificant.

For the years ended December 31, 2019 and 2018, approximately 59% and 61%, respectively, of net revenue are from customers located in foreign countries in North America, Europe, and Asia.

The Company from time to time may maintain cash balances with financial institutions in excess of insured limits. Management has deemed this as a normal business risk. Depository institutions are selected by management based on their review of the financial stability of the institutions.

Contingencies

From time to time, the Company could be involved in various litigation matters arising in the ordinary course of business. There are no matters, individually or in aggregate, that are currently material to the Company.

Predator Programs

As further described below, the Company will be required to pay royalties under the Predator Programs (the “Program”) through June 2026. The Program was established in 2015 and has been closed to new participants.

43

Predator Royalty with Stock Investment Program

Under the Program, investors agreed to pay cash to purchase common stock with a right to receive royalties under the Program. Under the Program, two $2,000,000 pools were established for certain investors who acquire common stock for cash or through conversion of debt. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to investors based on each investor’s respective interest in each respective pool.

As of both December 31, 2019 and 2018, pool 1 was filled with $2,000,000 of common stock purchases, and pool 2 was filled with $332,870 of common stock purchases. The Company records royalty expense related to these pools when revenue from Predator product sales is earned. During the years ended December 31, 2019 and 2018, the Company incurred royalty expense of $339,370 and $329,890, respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Team Member Pool

Also under the Program, one pool was established for employees as a bonus. Under this pool, each employee is entitled to 2% of the pool royalties. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, the pool is entitled to receive 0.125% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to employees at a rate of 2% per employee.

As of both December 31, 2019 and 2018, this pool was filled with 29 employees. The Company records royalty expense related to this pool when revenue from Predator product sales is earned. During the years ended December 31, 2019 and 2018, the Company incurred royalty expense of $4,220 and $4,100, respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Royalty Opportunity Pools

Also under the Program, certain investors with accrued interest balances agreed to forfeit their right to payment for the opportunity to enter the Program. Under the Program, three pools of participating interests were created. Two $2,000,000 pools were established for investors and employees that agreed to convert the accrued interest owed to them by the Company or convert a portion of salaries or consulting fees. Another $200,000 pool was established for employees that agreed to convert a portion of their salary. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales and the $200,000 pool is entitled to receive 0.5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to participants based on each participant’s respective interest in the respective pool.

As of both December 31, 2019 and 2018, pool 1 was filled with $2,000,000 of converted accrued interest, pool 2 was filled with $856,710 of converted accrued interest, converted salaries, and consulting fees, and pool 3 was filled with $199,520 of converted salaries. The obligation related to these pools is recorded as long-term debt – contingent payment obligation in the consolidated balance sheets. See Note 9 for further discussion.

NOTE 19 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had product revenue from a related party through common ownership of approximately $140,700 and $171,500, respectively. The Company also had product revenue from its Chinese Affiliate of approximately $36,050 and $600,400, respectively. Related to these transactions, the Company had net accounts receivable due from related parties totaling $109,410 and $247,480 at December 31, 2019 and 2018, respectively.

During the years ended December 31, 2019 and 2018, the Company made purchases from related parties through common ownership of approximately $365,660 and $735,000, respectively. The Company had accounts payable due to employees and related parties through common ownership totaling $104,110 and $165,410 at December 31, 2019 and 2018, respectively.

44

In addition, as discussed in Note 5, at December 31, 2019 and 2018, the Company had notes receivable and accrued interest due from stockholders. As discussed in Note 7, the Company had a line of credit with certain stockholders. As discussed in Note 8, the Company had various notes payable and accrued interest due from stockholders. As discussed in Note 9, the Company had a contingent payment obligation due to certain stockholders.

NOTE 20 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2019 through July 1, 2020, the date the consolidated financial statements were available to be issued. Any effect of subsequent events on these consolidated financial statements has been included as appropriate.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the effect that the global situation is having on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

At December 31, 2019, Coherix China, Inc. had net trade receivables of approximately $610,000. Market interruptions resulting from the COVID-19 outbreak have delayed the receipt of these customer payments. Management does not anticipate any collectability issues with these aged receivables. As of June 8, 2020, approximately $460,000 of this balance remained uncollected.

Subsequent to December 31, 2019, the Company successfully applied for relief through the Small Business Administration (“SBA”) Paycheck Protection Program which provides loans designed to provide a direct incentive for small businesses to keep their workers on the payroll. These loans will be forgiven by the SBA if all employees are kept on the payroll during specified timeframes and the money is used for payroll, rent, or utilities. The Company received $642,000 in funds under this program. The Company is still determining the amount of this loan that is expected to be forgiven.

Subsequent to December 31, 2019, the Company applied for relief through the SBA Economic Injury Disaster Loan program. Under this program, small business owners may be eligible for a loan of up to $2 million to provide economic relief for small businesses experiencing a temporary loss of revenue. Small businesses owners in all U.S. states are able to apply for a loan advance under this program of up to $10,000 which will not have to be repaid. The Company received a $10,000 advance on a loan under this program. Also, the Company was approved for an additional $150,000 loan on June 2, 2020. Starting on June 2, 2021, this loan requires monthly installments of $731, including principal and interest at 3.75% per annum, with any remaining principal and interest due on the maturity date of June 2, 2050. This loan is secured by all assets of Coherix, Inc.

Subsequent to December 31, 2019, the Company received $100,000 in new funds associated with the issuance of related party notes payable.

Subsequent to December 31, 2019, the Company extended the maturity dates for certain notes payable with balances totaling $190,000 at December 31, 2019 from 2020 to 2023. These notes are secured by certain inventory and receivables. The Company borrowed an additional $20,000 under this program subsequent to December 31, 2019, resulting in $1,577,780 outstanding under this program as of the date of this report. See Note 8 for additional discussion.

Subsequent to December 31, 2019, $110,000 of deferred compensation was used to exercise 44,000 warrants with an exercise price of $2.50 per share.

45

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation, as amended (1)
2.3	Bylaws (2)
3.1	Amended and Restated Investors’ Rights Agreement, dated July 23, 2018, by and among Coherix, Inc., Xintai US Investment LLC and Dwight D. Carlson (1)
6.1	Technical Collaboration and License Agreement, dated March 28, 2012, by and between Coherix, Inc. and Panasonic Factory Solutions Co., Ltd., as amended (1)
6.2	Loan and Security Agreement dated August 19, 2016, between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (1)
6.3	Amendment No. 7 to Loan and Security Agreement dated March 13, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (3)
6.4	Amendment No. 8 to Loan and Security Agreement dated September 24, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (4)
6.5	Amendment No. 9 to Loan and Security Agreement dated November 7, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson

_____________________

(1)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference.

(2)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed February 20, 2019 and incorporated herein by reference.

(3)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed March 15, 2019 and incorporated herein by reference.

(4)	Filed as an exhibit to the Coherix,Inc. Current Report on Form 1-SA filed September 30, 2019 and incorporated herein by reference.

46

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, Michigan, on September 25, 2023.

Coherix, Inc.

By /s/ Dwight D. Carlson
Dwight D. Carlson, Chief Executive

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Dwight D. Carlson

Dwight D. Carlson, Chief Executive Officer,

Acting CFO

Date: September 25, 2023

/s/ Michael Schneider

Michael Schneider, Principal Accountant

Date: September 25, 2023

/s/ Jun Ni

Jun Ni, Director

Date: September 25, 2023

/s/ Philip Rice II

Philip Rice II, Director

Date: September 25, 2023

/s/ Jinyang Wen

Jinyang Wen, Director

Date: September 25, 2023

47